Exhibit 99(a)(1)(Z)

APPENDIX C

GUIDE TO TAX ISSUES IN UNITED KINGDOM

The following is a general summary of the material tax consequences of the voluntary cancellation of eligible options in exchange for the grant of restricted stock units pursuant to the Offer to Exchange for eligible employees subject to tax in the United Kingdom. This summary is based on the tax laws in effect in the United Kingdom as of October 2009. Please note that we have obtained confirmation from the tax authorities in the United Kingdom with regard to the treatment of any eligible options that have been granted under the approved UK Sub-Plan to the 2000 Plan (as discussed below), but we have not obtained a tax ruling or other confirmation with regard to the other information provided in this summary, and it is possible that the tax authorities may take a different position. This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of eligible employees. Please note that tax laws change frequently and occasionally on a retroactive basis. As a result, the information contained in this summary may be out of date at the time the restricted stock units are granted, the restricted stock units vest, or you sell shares of common stock acquired upon vesting of the restricted stock units.

If you are a citizen or resident of more than one country, or are considered a resident of more than one country for local law purposes, or if you are not treated as resident, ordinarily resident and domiciled in the UK, the income tax and social security information below may not be applicable to you. In addition, if you received the eligible options when you resided in or were otherwise subject to tax in another country (the “original grant country”), but you now reside in or are otherwise subject to tax in a different country (the “new country”), you may be subject to tax in connection with the restricted stock units granted pursuant to the Offer to Exchange in the original grant country, as well as in the new country. Accordingly, you are strongly advised to seek appropriate professional advice as to how the tax or other laws in your country apply to your specific situation.

TAX INFORMATION

Important Notice:

The grant of restricted stock units in exchange for the cancellation of eligible options pursuant to the Offer to Exchange is not made under the HM Revenue and Customs (“HMRC”) approved U.K. Sub-Plan to the 2000 Plan, because restricted stock units may not be granted under the U.K. Sub-Plan.

Accordingly, please note that any restricted stock units you may receive will not qualify for tax favorable treatment and the tax favorable treatment of any approved options you elect to cancel will be lost.

We have confirmed with HMRC that if you do not elect to cancel any or some of your approved options, the offer will not have any effect on the approved status of your options which are not offered for cancellation. In other words, your approved options will remain subject to tax favorable treatment.

Option Exchange

You likely will not be subject to tax as a result of the exchange of eligible options for the grant of restricted stock units pursuant to the Offer to Exchange.

Grant of Restricted Stock Units

You will not be subject to tax when the restricted stock units are granted to you.

Vesting of Restricted Stock Units

You will be subject to income tax and employee National Insurance contributions (“NICs”) when the restricted stock units vest and shares are issued to you. The taxable amount will be the fair market value of the shares issued to you at vesting.

In addition, the restricted stock units will be granted to you on the condition that you agree to meet any liability for employer’s NICs, which also become due at vesting of the restricted stock units. To accomplish the foregoing, you will be asked to execute a joint election to assume the employer’s NICs. Your restricted stock units shall become null and void if you do not execute and return the joint election form to your employer or to EA. Currently, employer’s NICs are charged at a rate of 12.8%. Starting with the tax year April 6, 2011 to April 5, 2012, employer’s NICs will be charged at a rate of 13.3%. You will be able to deduct the amount of employer’s NICs that you must pay from the total taxable income resulting from the vesting of your restricted stock units.

Please note that the liability for employer NICs due on any exchanged options that were not granted under the UK Sub-Plan (“unapproved eligible options”) may or may not have been transferred to you. Therefore, before you decide to participate in the offer, you should carefully consider the fact that employer NICs will be payable by you at the acquisition of the shares when the restricted stock units vest, whereas they may not have been payable by you at exercise of your UK-approved eligible options or unapproved eligible options. You should refer to the relevant stock option agreement to determine whether the employer NICs liability was transferred to you in connection with your eligible options.

Sale of Shares

You will be subject to capital gains tax at a flat rate of (currently) 18% when you subsequently sell any shares acquired at vesting of the restricted stock units at a gain. You will be taxed on the difference between the sale proceeds and the fair market value of the shares at vesting. Please note that, effective April 6, 2008, taper relief was abolished. However, you will be subject to capital gains tax in any tax year only if your capital gain exceeds your annual personal exemption (currently £10,100).

Furthermore, if you acquire other shares in EA, you must take into account the share identification rules in calculating your capital gains liability. Please consult your personal tax advisor to determine how share identification rules apply in your particular situation.

Dividends

If you hold the shares issued upon vesting of the restricted stock units, you may be entitled to receive dividends if EA, in its discretion, declares a dividend. Any dividend paid with respect to the shares will be subject to income tax (but not NICs) in the U.K. and also to U.S. federal income tax withheld at source. Your applicable tax rate will depend on your total income. You will need to declare your dividend income to HMRC on your annual tax return. You may be entitled to a tax credit against your U.K. income tax for the U.S. federal income tax withheld.

Withholding and Reporting

Your employer will calculate the income tax and NICs due at vesting and account for these amounts to HMRC on your behalf. If, for any reason, your employer is unable to withhold the income tax under the PAYE system or by another method permitted in the applicable award agreement, you must reimburse your employer for the tax paid within 90 days of the date on which the restricted stock units vest and shares are issued to you. If you do not reimburse your employer for the income tax paid on your behalf within 90 days of the acquisition of shares pursuant to the restricted stock units and assuming you are not a director or executive officer of EA (within the meaning of Section 13(k) of the Exchange Act), you will be deemed to have received a loan from your employer in the amount of the income tax due. The loan will bear interest at the then-current HMRC official rate and it will be immediately due and repayable and your employer may recover it at any time by any of the means set forth in the award agreement.

Your employer is also required to report the details of the exchange of the eligible options, the grant and vesting of the restricted stock units, the acquisition of shares and any tax withheld on its annual tax returns filed with HMRC.

In addition to your employer’s reporting obligations, you are responsible for reporting any income acquired upon vesting of the restricted stock units, the sale of your shares and the receipt of any dividends, on your annual tax return. You are also responsible for paying any tax resulting from the sale of your shares and the receipt of any dividends.

OTHER INFORMATION

Special Notice for Former UK Employees

The following is a general summary of the material UK tax consequences of the voluntary cancellation of eligible options in exchange for the grant of restricted stock units pursuant to the Offer to Exchange for eligible employees who were tax resident and ordinarily resident in the United Kingdom when they received the eligible options they elect to cancel in the exchange but who have subsequently relocated outside the United Kingdom before they receive restricted stock units in the exchange.

Option Exchange

You likely will not be subject to UK income tax or NICs as a result of the exchange of eligible options for the grant of restricted stock units pursuant to the Offer to Exchange.

Grant of Restricted Stock Units

You will not be subject to UK income tax or NICs when the restricted stock units are granted to you.

Vesting of Restricted Stock Units

Notwithstanding that you have relocated outside the UK, you will be subject to UK income tax when the restricted stock units vest and shares are issued to you if:

(i)	you were granted the options you elect to cancel in the exchange before April 6, 2008 at a time when you were both resident and ordinarily resident in the UK for tax purposes; or

(ii)	you were granted the options you elect to cancel in the exchange on/after April 6, 2008 at a time when you were tax resident in the UK; or

(iii)	the restricted stock units are granted to you when you are tax resident in the UK.

The taxable amount will be the fair market value of the shares issued to you at vesting. However, HMRC is generally prepared to reduce the UK tax liability to reflect the relative number of workdays that you have spent in the UK and the other country between grant and vesting of the option and the subsequent grant and vesting of the restricted stock units (except where there is a relevant tax treaty between the UK and your new country of residence which provides otherwise). If you are subject to tax in the UK and your new country of residence on the same income, you may be able to apply for a tax credit in respect of the UK tax liability in your new country of residence. We strongly recommend that you check with your tax advisor to confirm whether double taxation applies and whether it may be possible to reduce your tax liability in the other country based on the tax paid in the United Kingdom.

If you have relocated on a permanent basis to a country other than Switzerland or a member state in the European Union (“EU”) / European Economic Area (“EEA”), you should not be liable to UK employee and employer NICs upon vesting of the restricted stock units. If you have not relocated on a permanent basis, your liability to UK employee and employer NICs will depend on your personal circumstances and you should consult your personal tax advisor.

If you have relocated to Switzerland or an EU/EEA country, you may be liable to UK employee NICs upon vesting of the restricted stock units. In addition, EA may require you to assume the employer NICs due on the income realized at vesting of your restricted stock units. To accomplish this, you may be asked to execute a joint election, and your restricted stock units may be cancelled if you do not execute and return the joint election form to your employer or to EA. EA is liaising with HMRC with a view to ensuring that you are not ultimately subject to social security contributions on the same income in both the UK and Switzerland or an EU/EEA country and considers that this would be in line with the relevant social security agreements. However, please note that EA is not in a position to assure you of this outcome and EA may not be able to obtain confirmation from HMRC prior to your decision to exchange the options or the vesting of the restricted stock units. We strongly recommend that you check with your tax advisor to confirm whether you may be subject to social security contributions on the income in both countries and whether you will be able to avoid such double taxation.

Sale of Shares

Subject to the provisions of any relevant double taxation treaty, you may also be subject to capital gains tax in the United Kingdom when the shares acquired are subsequently sold even if you are no longer in the United Kingdom at the time of sale. Please see above for general comments on capital gains tax on the sale of shares. Please consult your tax advisor, as the tax treatment of a transferring individual into or out of the United Kingdom is often complex and will depend upon your particular circumstances.

Dividends

The comments regarding Dividends above will apply to you if you are resident in the UK at the time at the time any dividends are paid (but not otherwise).

Withholding and Reporting

The comments regarding Withholding and Reporting above will apply to you even though you have relocated. Please note that your former UK employer will only account for UK income tax due at the basic rate of taxation (currently 20%). If you are a higher rate taxpayer, you will need to report and pay for any excess on your annual UK tax return.

Special Notice for Employees Transferring from Switzerland to the United Kingdom

If your eligible options were granted to you while you resided in Switzerland, and you subsequently transferred to the United Kingdom, you will remain subject to income tax in Switzerland with respect to at least a portion of the income realized at vesting of the restricted stock units (i.e., the fair market value of the shares issued to you at vesting). The amount of the income that remains subject to tax in Switzerland would depend on the time you spent in Switzerland between grant of your eligible options and vesting of the restricted stock units. You may also be subject to Swiss social insurance contributions on this income. Your former Swiss employer will be required to withhold any Swiss income tax and social insurance contributions due at vesting.

Currently, HMRC takes the view that, to the extent that your replacement restricted stock units are equal to or less than the value of your eligible options at the date of exchange, they will be exempt from UK income tax. If, however, your replacement restricted stock units exceed the value of your eligible options at the date of exchange, they will represent a separate legal right which will be fully subject to UK income tax and NICs. As further explained in the Offer to Exchange, the exchange program has been designed such that the value of the replacement restricted stock units is approximately equal in value to the eligible options. However, as also explained, EA is required to take an accounting expense for the restricted stock units because, for accounting purposes in accordance with United States Generally Accepted Accounting Principles, their fair value is considered to be in excess of the fair value of the surrendered eligible options. It is not certain how HMRC will view the exchange (i.e., as value neutral or as having an excess value). As a consequence, there is a risk that the restricted stock units will be subject to income tax and NICs in the United Kingdom, resulting in likely double taxation of at least a portion of the income.

It will be your responsibility to claim a foreign tax credit and obtain a refund for the Swiss taxes paid when you file your annual self-assessment return for the year of vesting of the restricted stock units. We strongly recommend that you check with your tax advisor to confirm their recommended course of action, whether double taxation applies and the availability of a tax credit.